CHARLES BAIR +1 858 550 6142 cbair@cooley.com	VIA EDGAR AND FEDEX

December 10, 2019

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Valian Afshar Christina Chalk

Re:	Cidara Therapeutics, Inc. Schedule TO-I/A filed on December 4, 2019 File No. 005-88806

Ladies and Gentlemen:

On behalf of Cidara Therapeutics, Inc. (the “Company”), we are submitting this letter in response to the comment received from the staff (the “Staff”) in the Office of Mergers and Acquisitions of the Securities and Exchange Commission, by letter dated December 6, 2019, regarding the Company’s Schedule TO‑I/A filed on December 4, 2019 (the “Schedule TO-I/A”) and the Offer to Exchange Eligible Options for New Options, dated November 20, 2019, as amended on December 4, 2019, attached thereto as Exhibit (a)(1)(A) (the “Exhibit”).

Set forth below is the Company’s response to the Staff’s comment. For the Staff’s convenience, we have incorporated the comment into this response letter in italics.

Exhibit (a)(1)(A) – Exchange Offer

Conditions of the Exchange Offer, pages 20-22

1.
See comment 11 in our last comment letter dated November 26, 2019. We note that Amendment No. 1 revised the referenced condition to read a “decline of at least 10% in either the Dow Jones Industrial Average or the Standard & Poor’s 500 index at any time during the Exchange Offer.” In your response letter, please confirm that the commencement date of the Exchange Offer remains the date against which the 10% decrease will be measured. If the commencement date is no longer the relevant reference date, please revise such condition to indicate the appropriate date against which the 10% decrease will be measured.

Response: In response to the Staff’s comment, the Company confirms that the commencement date of the Exchange Offer (as defined in the Exhibit) remains the date against which the 10% decrease will be measured.

*****

December 10, 2019

The Company respectfully requests the Staff’s assistance in completing the review of the Schedule TO‑I/A as soon as possible. Please contact me at (858) 550-6142 with any questions or further comments regarding the above responses to the Staff’s comments.

Sincerely,

Cooley LLP

/s/ Charles Bair, Esq.
Charles Bair, Esq.

cc:	Jeffrey Stein, Ph.D., Cidara Therapeutics, Inc. (via email) Jessica Oien, J.D., Cidara Therapeutics, Inc. (via email) Phillip McGill, Esq., Cooley LLP (via email)